

November 28, 2023

Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, California 90212

      Re: Kennedy-Wilson Holdings, Inc.
          Form 10-K for the year ended December 31, 2022
          Filed February 22, 2023
          File No. 001-33824

Dear Justin Enbody:

      We have reviewed your October 6, 2023 response to our comment letter and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2023 letter.

Form 10-K for the year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures and Certain Definitions, page 55

1.   We have considered your response to our prior comment 1. Please address the following with respect to your response:
- As your calculation of same store revenue is calculated on a non-GAAP basis, please revise your disclosure to include a reconciliation of same property revenue to the most directly comparable measure calculated in accordance with GAAP. Reference is made to Item 10(e) of Regulation S-K.
- Based on your response, it appears that same store NOI is not calculated on the same basis as consolidated NOI (e.g. elimination of above/below market rents, adjustments for foreign exchange rates). As such, please title the measure something other than NOI and provide a reconciliation to the most directly comparable measure calculated

in accordance with GAAP. Reference is made to Item 10(e) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Note 2- Basis of Presentation and Summary of Significant Accounting Policies
Unconsolidated Investments, page 73

2.   We have considered your response to our prior comment 2. Please address the following with respect to your response:
   • Please tell us the consideration your performance allocation takes (e.g. cash, ownership interests etc.)
   • Tell us the type of services you perform in order to earn the performance allocation (e.g. management services) and explain to us why you believe those services are excluded from the scope of ASC Topic 606. In that regard, please clarify for us the type of agreement that entitles you to a performance allocation (e.g. management agreement, partnership agreement etc.) and the context in which the performance allocation is discussed in that agreement.

   Please contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: In Ku Lee